

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2026

W. Douglas Mokoid
President and Director
Jersey Central Power & Light Company
300 Madison Avenue
Morristown, New Jersey 07962

      Re: Jersey Central Power & Light Company
             Registration Statement on Form S-4
             Filed April 9, 2026
             File No. 333-294955

Dear W. Douglas Mokoid:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: Celia A. Soehner, Esq.